                                                               February 24, 1998


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                   Amended Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8801

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 20, 1996 (the "November 20 Order"), authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that on June 19, 1997, Columbia Energy Group (formerly The Columbia Gas System, Inc.) formed an Energy Products Company as defined and authorized in the November 20 Order. The new company, Columbia Power Marketing Corporation ("Columbia Power"), is a subsidiary of Columbia Energy Services Corporation ("Columbia Energy Services"). On December 12, 1997, Columbia Power was funded through the purchase of stock by Columbia Energy Services. On February 17, 1998, Columbia Power filed an Interim Report Under Rule 24 of the Public Utility Holding Company Act of 1935. It was subsequently discovered that the filed Balance Sheet and Statement of Income and Expense were inadvertently prepared incorrectly. Columbia Power is hereby filing an amended Interim Report. In compliance with the November 20 Order, the undersigned hereby certifies that:

                           Confidential treatment requested


                                        Very truly yours,

                                        COLUMBIA ENERGY GROUP


                                        By:     /s/J. W. Grossman
                                                 J. W. Grossman, Vice President

                            COLUMBIA POWER MARKETING
                                  BALANCE SHEET
                            AS OF DECEMBER 31, 1997


                        Confidential treatment requested

                            COLUMBIA POWER MARKETING
                                INCOME STATEMENT
                      THREE MONTHS ENDED DECEMBER 31, 1997

                        Confidential treatment requested